S 18001477 ΝN

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING Received FEB 28 2018 WASH, D.C.

SEC FILE NUMBER
8- 10367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morton Seidel & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Wilshire Blvd Suite 530
(No. and Street)

Beverly Hills (City) California (State) 90211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Seidel (310)-360-7541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Arnold Seidel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Seidel & Company, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 25th day of FEBRUARY, 2018 by ARNOLD SEIDEL proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public EVA JEN

EVA JEN
Notary Public – California
Los Angeles County
Commission # 2225924
My Comm. Expires Jan 17, 2022

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Morton Seidel & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Morton Seidel & Company, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 408,344
Commission receivable	42,491
Fixed assets, net of accumulated depreciation of $105,115	35,292
Deposit and other assets	3,280
Total Assets	$ 489,407

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES, Accounts payable and accrued expenses	$ 14,917
STOCKHOLDERS' EQUITY	
Common Stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	407,038
Total Equity	474,490
Total Liabilities and Equity	$ 489,407

See accompanying notes to the financial statements.

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commission income	$ 456,488
Other income (loss)	(3,055)
Interest	310
Total revenues	453,743
EXPENSES	
Officers' compensation	60,000
Occupancy	54,302
Clearing expenses	25,416
Communications	12,246
Taxes other than income taxes	29,542
Other operating expenses	72,894
Clerical and admin compensation	109,383
Regulatory expenses	3,501
Employee benefits	34,639
Total expenses	401,923
Income before tax provision	51,820
Provision for income taxes	18,684
Net income	$ 33,136

See accompanying notes to the financial statements.

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE - December 31, 2016	500	$ 50,000	$ 17,452	$ 373,905	$ 441,357
Rounding				(3)	(3)
Net income	-	-	-	33,136	33,136
BALANCE - December 31, 2017	500	$ 50,000	$ 17,452	$ 407,038	$ 474,490

See accompanying notes to financial statements.

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES		
Net income		$ 33,136
Adjustments to reconcile loss to net cash provided by operating activities -		
Depreciation		12,294
Increase in commission receivable		(42,491)
Decrease in deposits		3,478
Increase in accounts payable and accrued expenses		14,406
NET CASH PROVIDED BY OPERATING ACTIVITIES		20,823
NET CASH AND CASH EQUIVALENTS PROVIDED BY INVESTING ACTIVITIES		-
NET CASH AND CASH EQUIVALENTS PROVIDED BY FINANCING ACTIVITIES		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		20,823
CASH AND CASH EQUIVALENTS - December 31, 2016		387,521
CASH AND CASH EQUIVALENTS - December 31, 2017		$ 408,344
Cash paid during the year for:		
Interest	$ -	
Income taxes	18,684	

See accompanying notes to financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business, Risks and Exposures

Morton Seidel & Co., Inc. (the "Company") was incorporated in the State of California on October 9, 1961. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from the clearing firm. Presently there is no concentration of business from anyone customer or group of related customers significant enough to negatively impact the Company should anyone event, such as the loss of one customer, occur.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses

The Company processes broker-dearler transaction on a fully-disclosed basis. It uses the settlement date for revenue and expense recognition of commissions, which did not materially differ from a trade date basis.

Fixed Assets and Depreciation

Fixed assets, primarily furniture, computer equipment and automobiles, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life of the asset from five to seven years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is classified as a C corporation under the Internal Revenue Code. Income taxes are provided on book income. Deferred tax liabilities and assets may arise from the expected future tax consequences of events that have been included in the financial statements or tax returns, and are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Investments

The Company presently carries no financial instruments of any kind (including financial instruments with off-balance-sheet risk), except for a money market account included in cash and cash equivalents in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid U.S. debt instruments with a maturity of less than three months to be cash equivalents.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between December 31, 2017 and February 26, 2018, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on the financial statements.

NOTE 2 - FIXED ASSETS

A summary of fixed assets at December 31, 2017, follows:

Automobile	$82,235
Furniture and computer equipment	58,172
	140,407
Less: accumulated depreciation	(105,115)
	$35,292

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 15 to 1. As of year-end, the Company's net capital was $429,824 which was $379,824 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.03 to 1.

NOTE 4 - COMMITMENTS

The Company's offices are presently rented under a month-to-month operating lease agreement. Rent expense including parking, totaled $54,302 for the year. There are no other commitments.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or SIPC up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC's and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 5 - INCOME TAXES

Deferred income taxes, when applicable, are primarily the result of timing differences between financial statement and tax reporting in accordance with FASB ASC 740, and are presently immaterial, and therefore not recorded. The current tax provision is comprised of the statutory rates, as adjusted for the non-deductible portion of certain expenses. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The Company's policy is to record interest expense and penalties assessed by taxing authorities in operating expense when applicable. No such amounts are included in the financial statements as none have been assessed by any taxing authority.

SUPPLEMENTARY INFORMATION

MORTON SEIDEL & COMPANY, INC.

Schedule I **COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total Shareholders' Equity from Statement of Financial Condition		$ 474,490
Deduct non-allowable assets:		
Fixed assets, net	$ (35,292)	
Deposit	(3,280)	(38,572)
Net capital before haircuts		435,918
Haircuts on securities:		
Haircut on money market funds		(6,094)
NET CAPITAL		429,824
Minimum net capital required		50,000
EXCESS NET CAPITAL		$ 379,824

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	$ 14,917
TOTAL AGGREGATE INDEBTEDNESS	$ 14,917
Ratio of aggregate indebtedness to net capital	.03:1

RECONCILIATION WITH COMPANY'S COMPUTATIONS

Net capital, as reported by the Company	$ 429,824
Audit Adjustments	$ -
Net capital, as reported above	$ 429,824

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

Not applicable because the Company is exempt under Rule 15c3-3 section (k)2(ii) "Special Account for the Exclusive Benefit of Customers"

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable because the Company is exempt under Rule 15c3-3 section (k)2(ii) "Introducing Broker Dealer on Fully Disclosed Basis"

See report of independent registered public accounting firm.

Morton Seidel & Co., Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Morton Seidel & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Morton Seidel & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Morton Seidel & Co., Inc. stated that Morton Seidel & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Morton Seidel & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morton Seidel & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MORTON SEIDEL & CO., INC.

8730 WILSHIRE BOULEVARD, SUITE 530

BEVERLY HILLS, CA 90211-2708

(310) 360-7541

INVESTMENT SECURITIES

ESTABLISHED 1925

We, as members of management of Morton Seidel & Company, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

Morton Seidel & Co Inc

By:

President

(Name and Title)

Feb. 26, 2018

(Date)

MORTON SEIDEL & COMPANY, INC.
BEVERLY HILLS, CALIFORNIA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

This report is deemed public in accordance with
Rule 17a-5(e)(3) under the Security Exchange
Act of 1934

MORTON SEIDEL & COMPANY, INC.
BEVERLY HILLS, CALIFORNIA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

CONTENTS